Filed by Sanofi-Aventis
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                           United States Securities Act of 1933,
                                                                      as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                        Date: September 16, 2004


         On September 16, 2004, Sanofi-Aventis issued the following press release.

         In connection with its acquisition of Aventis, Sanofi-Aventis has announced that it is studying the feasibility of merging Aventis with and into Sanofi-Aventis, with Sanofi-Aventis continuing as the surviving corporation. In connection with any merger of Aventis into Sanofi-Aventis, Sanofi-Aventis will file a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will include a prospectus relating to the merger, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING ANY PRELIMINARY PROSPECTUS OR DEFINITIVE PROSPECTUS (WHEN AVAILABLE) RELATING TO THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, Sanofi-Aventis will provide investors with information on how to obtain any merger-related documents for free from Sanofi-Aventis or from its duly appointed agents.



                                     * * * *

                             [SANOFI-AVENTIS LOGO]

                                                       Paris, September 16, 2004


                         THE SANOFI-AVENTIS GROUP THANKS
                        ITS TEAM MEMBERS AND SHAREHOLDERS
                      AND LAUNCHES ITS NEW VISUAL IDENTITY


THE SANOFI-AVENTIS GROUP launched an advertising campaign today in France, Germany and internationally to thank its team members and shareholders for their help in the creation of the world's 3rd largest pharmaceutical group.

 << THANK YOU TO THE 100 000 TEAM MEMBERS AND SHAREHOLDERS WHO HELPED CREATE THE
                3RD LARGEST PHARMACEUTICAL COMPANY IN THE WORLD"

The campaign also publicly reveals the new visual identity of the new Group, its logo, which will symbolise this new human endeavour around the world.

The new logo brings to mind the overriding goal that each and every member of the Group shares: improving health. Graphically, the logo block shows our willingness to move forward together with a shared vision of the profession that unites us. It places all humanity, each and every individual, at the very heart of our vocation and commitments.

This logo consists of a symbol, a logo block, and a signature.
        -    The symbol speaks to the heart of mankind and expresses solidarity.
        - The perfectly balanced, all-embracing curved line underscores the typo block of the sanofi-aventis name and symbolises people joining together. Its colour and rounded shape express humanistic values as well as the environment of scientific expertise in which we live.
        - Finally, the signature, << BECAUSE HEALTH MATTERS >> reminds all of us of our vocation and our commitment to enable the greatest number of people to gain access to medicines.

Yesterday, on September 15, 2004, the new visual identity was launched and presented to all the 100,000 team members of the sanofi-aventis Group around the world. On every site, internal meetings were organised to reveal the logo to all team members. At the corporate Headquarters, the internal meeting was chaired by Jean-Francois DEHECQ.







        Senior Vice President, Corporate Communications: Nicole Cranois
               - Vice President, Media Relations: Jean-Marc Podvin
               Tel: + 33 1.53.77.42.23 - Fax: + 33 1.53.77.42.65
         - 174, avenue de France - 75013 Paris - www.sanofi-aventis.com



                     [PRESS RELEASE LOGO LOCATED ON RIGHT-HAND SIDE OF DOCUMENT]

                             [SANOFI-AVENTIS LOGO]


Further to the birth of the sanofi-aventis Group on August 20, 2004, and to the announcement in early September of the appointment of a hundred managers throughout the world, a new milestone has been reached in the integration process of the new Group.

The sanofi-aventis Group is the world's 3rd largest pharmaceutical company, ranking number 1 in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines.


Important Information
---------------------
In connection with its acquisition of Aventis, Sanofi-Aventis has announced that it is studying the feasibility of merging Aventis with and into Sanofi-Aventis, with Sanofi-Aventis continuing as the surviving corporation. In connection with any merger of Aventis into Sanofi-Aventis, Sanofi-Aventis will file a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will include a prospectus relating to the merger, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING ANY PRELIMINARY PROSPECTUS OR DEFINITIVE PROSPECTUS (WHEN AVAILABLE) RELATING TO THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. At the appropriate time, Sanofi-Aventis will provide investors with information on how to obtain any merger-related documents for free from Sanofi-Aventis or from its duly appointed agents.





         Senior Vice President, Corporate Communications: Nicole Cranois
               - Vice President, Media Relations: Jean-Marc Podvin
                Tel: + 33 1.53.77.42.23 - Fax: + 33 1.53.77.42.65
         - 174, avenue de France - 75013 Paris - www.sanofi-aventis.com


                     [PRESS RELEASE LOGO LOCATED ON RIGHT-HAND SIDE OF DOCUMENT]